

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Katy Murray
Chief Financial Officer
A. H. Belo Corp
P.O. Box 224866
Dallas, Texas 75222

> **Re: A. H. Belo Corp**
> **Form 10-K For the Year Ended December 31, 2019**
> **Filed May 8, 2020**
> **Form 8-K Filed May 8, 2020**
> **File No. 001-33741**

Dear Ms. Murray:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 8, 2020

Exhibit 99.1
General

1. We note your discussion of adjusted operating loss on page 1 of your fourth quarter 2019 earnings release. Please revise to discuss the most directly comparable GAAP measure (i.e., operating income or loss) with equal or greater prominence to avoid placing undue prominence on the Non-GAAP measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations. The same comment applies to your first and second quarter 2020 earnings releases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing